FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[    ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

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“A Life Sciences Company”

For Immediate Release:	May 15, 2007

Forbes Medi-Tech Reports Financial Results for the Quarter ended March 31, 2007

~Revenue Up 122% Over Last Year~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) reports its financial results for the three months ended March 31, 2007.  Comparative period for these statements is the three months ended March 31, 2006. All amounts are in Canadian Dollars unless otherwise noted.

First Quarter 2007 Highlights

•

Reported total revenue from continuing operations of $2.1 million for the quarter ended March 31, 2007 compared with $1 million for same period last year, an increase of 122%

•

Reported net loss from continuing operations of $0.06 per share for the quarter ended March 31, 2007 compared with a net loss per share from continuing operations of $0.10 for same period last year

•

Announced product launches for a range of dairy products through Modelo Continente and Jeronimo Martins of Portugal

•

Announced revenue guidance of CDN$7.5 to $8 million for fiscal 2007 excluding interest income

“Our revenue is up, there are more customer product launches on the way and our re-focused pharmaceutical development program with reduced expenditures has formed a strong foundation with the FM-TP series of compounds,” says Charles Butt, President and CEO of Forbes Medi-Tech Inc. “To further enhance our portfolio of products, we are pursuing other technologies and compounds through potential strategic partnership and M&A activities.”

Nutritionals

Sales of Forbes cholesterol-lowering ingredient, Reducol™, and other cholesterol-lowering ingredients and value added products have grown over 100%. Product launches in the first quarter featuring Reducol™ included a range of dairy products through Modelo Continente and Jeronimo Martins of Portugal.

Revenue Outlook

The Company maintains its revenue guidance for 2007 of $7.5 to $8 million. The anticipated revenue is primarily based on contracted and forecasted amounts for Reducol™ and other sterol products for sale into the functional food and dietary supplement markets, and on forecasted amounts for value added products for sale into the functional food markets.   Realization of the anticipated revenue is dependent upon these contracted and forecasted sales being achieved. The Company will review its revenue guidance throughout the year as product launches and discussions with companies regarding possible new contracts continue.

Drug Development

Forbes’ re-focused pharmaceutical development program is concentrating on the FM-TP Series of Compounds being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases. The Company continues to seek out-licensing opportunities for FM-VP4 (the Company’s novel cholesterol absorption inhibitor.) to take advantage of the compound’s clinically significant results, safety profile, dose response and market opportunity. R&D expenses related to FM-VP4 have been cut with Forbes focusing on exciting new development opportunities. To build the Company’s development pipeline, Forbes will continue to seek other compounds and technology through potential strategic partnership and M&A activities.

Financial Results

Summary: (‘000’s Cdn$ except per share values and number of shares) (unaudited)	1st Qtr. Ended March 31, 2007	1st Qtr. ended March 31, 2006

Revenues	$ 2,112	$ 951
Expenses	(4,494)	(4,560)
Loss from continuing operations	$ (2,382)	$ (3,609)
Income from discontinued operations, net of taxes	-	305
Gain from disposal of discontinued operations, net of taxes	-	6,627
Net income/(loss) for the period before taxes	$ (2,382)	$ 3,323

Recovery of income taxes	40	-
Net income/(loss) for the period	$ (2,342)	$ 3,323

Weighted average number of shares	38,402,100	35,495,544

Loss per share from continuing operations Basic and diluted	$ (0.06)	$ (0.10)
Income per share from discontinued operations Basic and diluted	-	0.01
Gain per share from disposal of discontinued operations Basic and diluted	-	0.18
Net income/(loss) per share Basic and diluted	$ (0.06)	$ 0.09

Results of ‘Continuing Operations’

The following table summarizes the Company’s results of ‘continuing operations’ for the periods ended March 31, 2007 and March 31, 2006.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	1st Qtr. Ended March 31, 2007	1st Qtr. ended March 31, 2006

Revenues	$ 2,112	$ 951
Expenses	(4,494)	(4,560)
Recovery of income taxes	40	-
Loss from continuing operations	$ (2,342)	$ (3,609)
Loss per share from continuing operations, basic and diluted	$ (0.06)	$ (0.10)

The Company reported a net loss from continuing operations of $2.3 million for the quarter ended March 31, 2007 compared to a loss from continuing operations of $3.6 million for the same period last year. As Forbes continues to conduct further research and development of the FM-TP Series of Compounds, and to continue to invest in the expansion of additional products across Europe, the Company expects to continue to report future operating losses from continuing operations.

Revenues - for the quarter ended March 31, 2007 were $2.1 million compared with $1.0 million for the quarter ended March 31, 2006, an increase of 110%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Revenues (summary) (‘000’s Cdn$) (unaudited)	1st Qtr. Ended March 31, 2007	1st Qtr. ended March 31, 2006
Sales-phytosterol products	$ 1,552	$ 755
Sales-finished goods	355	-
Licensing	29	29
Phytosterol revenues	1,936	784
Interest and other	176	167
Total revenues	$ 2,112	$ 951

Expenses

Revenues (summary) (‘000’s Cdn$) (unaudited)	1st Qtr. Ended March 31, 2007	1st Qtr. ended March 31, 2006

Cost of sales	$ 1,601	$ 649
General & administrative	1,331	1,382
Research & development	1,152	2,060
Marketing, sales & product development	358	433
Depreciation & amortization	52	36
Total expenses	$ 4,494	$ 4,560

Cost of sales- for the quarter ended March 31, 2007, totaled $1,601 thousand on phytosterol revenues of $1,907 thousand, or 84% of phytosterol revenues, versus $649 thousand on phytosterol revenues of $755 thousand for the three months ended March 31, 2006, or 86% of phytosterol revenues. Fluctuations in Cost of Sales as a percentage of revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments.

Research and development expenses (R&D) - for the quarter ended March 31, 2007 totaled $1.2 million compared with $2.1 million for the same period in 2006.  R&D expenditures in the first quarter of 2007 were primarily spent on the FM-TP series of compounds, and the finalization of work on the FM-VP4 clinical trial. Patent application, filing and defence costs are expensed as incurred and included in R&D costs. R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - for the quarter ended March 31, 2007, net cash and cash equivalents were $10.9 million compared with $15.3 million as at December 31, 2006.  The Company’s working capital at March 31, 2007 was $17.2 million compared with $19.4 million at December 31, 2006.  The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from continuing operations.

Operations - for the quarter ended March 31, 2007, the Company used  $4.3 million of cash for continuing operations compared with $5.4 million of cash used in the quarter ended March 31, 2006.  Net changes in non-cash operating items used cash of $2.1 million in the quarter ended March 31, 2007 compared with a $2.3 million change in non-cash operating items in the quarter ended March 31, 2006.

Investing activities - for the quarter ended March 31, 2007, were insignificant. Investing activities in the quarter ended March 31, 2006 realized $28.9 million, relating to the proceeds on disposal of Forbes’ interest in Phyto-Source.

Conference Call

Due to the recently held “year-end” conference call and the upcoming Annual General Meeting of Shareholders (AGM), the Company will not be hosting a conference call for this quarter’s financial statements. Please contact Forbes for any additional information. Forbes will hold its 2007 (AGM) at Vancouver's Hyatt Regency Hotel, Plaza A, 655 Burrard Street, on Thursday, May 17, 2007 at 1:30pm PT.

First Quarter Ended March 31, 2007 Report

This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2007 and the Management Discussion & Analysis (MD&A). The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales  and  revenues, planned research and development, anticipated new products, future licensing out of FM-VP4, the potential acquisition of other technologies and compounds,  and other information in future periods. Forward-looking statements and information can be identified by forward-looking words such as “on the way”, “pursuing”, “revenue guidance”, “forecasted”, “potential”, “anticipated”, “possible”, “continues to seek”, “new”, “opportunities”, “expects”, “continue”, “strategy”, “vision”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are  about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information  due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional customers and the Company’s reliance on its existing customers, including Fayrefield Foods, for  performance;  uncertainty whether the Company will realize the sales volumes, prices and revenues currently contracted and forecasted; the effect of competition;  uncertainty as to whether FM-VP4 will be licensed out; the early stage of development of the FM-TP Series of Compounds and risks inherent in research and development; uncertainty whether the Company will be able to acquire other technologies or compounds, whether through strategic alliance, M&A transactions or otherwise;  the need for future regulatory approvals and clinical trials, the occurrence and success of which are  not assured;  product liability, intellectual property and insurance risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F, and other documents  filed with Canadian and U.S. securities regulatory authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31 2007	December 31 2006
ASSETS
Current Assets
Cash and cash equivalents	$ 10,945	$ 15,287
Accounts receivable	1,782	1,546
Inventories	6,198	6,093
Prepaid expenses and deposits	829	598
	19,754	23,524

Long-term Assets
Capital assets	539	552
Intangible and other assets	937	944
Goodwill	367	367
	$ 21,597	$ 25,387

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 1,978	$ 3,486
Income tax liability	508	539
Deferred revenues	29	58
	2,515	4,083
Long-term liabilities
Tenure allowance	964	954
	3,479	5,037

Shareholders’ equity
Share capital	$ 100,994	$ 100,994
Contributed surplus	9,053	8,943
Deficit	(91,929)	(89,587)
	18,118	20,350
	$ 21,597	$ 25,387

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT

(Expressed in thousands of Canadian dollars except share and per share values)

(unaudited)

	Three months ended
	March 31 2007	March 31 2006

REVENUES
Sales	$ 1,907	$ 755
Licensing	29	29
Phytosterol revenues	1,936	784

Interest and other	176	167
	2,112	951

EXPENSES
Cost of sales	1,601	649
General and administrative	1,331	1,382
Research and development	1,152	2,060
Marketing, sales and product development	358	433
Depreciation and amortization	52	36
	4,494	4,560

Loss from continuing operations for the period	$ (2,382)	$ (3,609)

Discontinued Operations
Income from discontinued operations, net of current tax expense	-	305
Gain from disposal of discontinued operations, net of current tax provision of $ 7,574 and future tax credit of $ (845)	-	6,627
Net (loss) / income for the period before taxes	$ (2,382)	$ 3,323

Recovery of income taxes	40	-
Net (loss) / income for the period and comprehensive (loss) / income	$ (2,342)	$ 3,323

Deficit, beginning of period	(89,587)	(78,743)
Deficit, end of period	$ (91,929)	$ (75,420)
Weighted average number of common shares outstanding (‘000’s)	38,402	35,496
Basic and diluted loss per share from continuing operations	$ (0.06)	$ (0.10)
Basic and diluted income per share from discontinued operations	-	0.01
Basic and diluted gain per share from disposal of discontinued operations	-	0.18
Basic and diluted (loss) / income per share	$ (0.06)	$ 0.09

.

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2007	March 31 2006

OPERATIONS
Net (loss) / income for the period	$ (2,342)	$ 3,323
Adjustments for:
Income from discontinued operations, net of taxes	-	(305)
Gain on sale of discontinued operations, net of taxes	-	(6,627)
Depreciation and amortization	52	36
Amortization of deferred license revenues	(29)	(29)
Amortization of capitalized financing fees	-	26
Accretion of interest	-	117
Loss on disposal of fixed assets	-	1
Stock-based compensation expense	110	327
	(2,209)	(3,131)
Net change in non-cash operating items from continuing operations	(2,110)	(2,286)
Net cash used in continuing operations	(4,319)	(5,417)

Net cash provided by discontinued operations	-	1,922
	(4,319)	(3,495)

INVESTMENTS
Acquisition of fixed assets	(23)	(38)
Proceeds on disposal of Phyto-Source manufacturing joint venture	-	28,935
	(23)	28,897

FINANCING
Issuance of common shares	-	18
Decrease in long-term liabilities from discontinued operations	-	(330)
	-	(312)
Net (decrease) / increase in cash and cash equivalent	(4,342)	25,090
Cash and cash equivalents, beginning of period	15,287	9,298
Cash and cash equivalents, end of period	$ 10,945	$ 34,388